Münchener Rück
Munich Re Group

RECEIVED

2008 JUN 25 A 9:53

[illegible]

[redacted]

08003386

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street, NE
Washington, DC 20549

USA

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 13.06.2008
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

PROCESSED
JUN 26 2008
THOMSON REUTERS

Enclosed you will find

- our new Articles of Association dated May 2008,
- the Quarterly Report 1/2008,
- the dividend notice 2008,
- the latest notifications relating to holding of voting rights and
- the announcement pursuant to Section 30b (WpHG)

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

Reg n° 82-34875

1/2008

Quarterly Report Munich Re Group

RECEIVED
2008 JUN 25 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Münchener Rück
Munich Re Group

Supervisory Board

Dr. Hans-Jürgen Schinzler
(Chairman)

Board of Management

Dr. Nikolaus von Bomhard
(Chairman)
Dr. Ludger Arnoldussen
Dr. Thomas Blunck
Georg Daschner
Dr. Torsten Jeworrek
Dr. Peter Röder
Dr. Jörg Schneider
Dr. Wolfgang Strassl

Key figures (IFRS)

Munich Re Group

		Q1 2008	Q1 2007[1]	Change %
Gross premiums written	€m	9,844	10,020	–1.8
Investment result	€m	1,687	3,161	–46.6
Operating result	€m	1,151	1,313	–12.3
Taxes on income	€m	280	269	4.1
Consolidated result	€m	785	974	–19.4
Thereof attributable to minority interests	€m	10	16	–37.5
Earnings per share	€	3.79	4.32	–12.3
Combined ratio				
Reinsurance property-casualty	%	103.8	101.8	
Primary insurance property-casualty	%	89.0	102.1	

[1] Adjusted pursuant to IAS 8.

		31.3.2008	31.12.2007	Change %
Investments	€m	170,159	176,154	–3.4
Equity	€m	23,757	25,458	–6.7
Net technical provisions	€m	150,545	152,436	–1.2
Staff		39,279	38,634	1.7
Share price	€	123.88	132.94	–6.8
Munich Re's market capitalisation	€bn	27.0	29.0	–6.8

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Dear Shareholders,

We have closed the first quarter of 2008 with another satisfactory profit, thus continuing what is now a long run of profitable quarterly results. At €785m (974m), quarterly net income is not as high as in the previous year, but we are well within the target corridor for 2008 as a whole. At year-end, we aim to post a profit of €3.0–3.4bn and a return of at least 15% on our risk-based capital.

The quarterly financial statements are marked by a considerable cost burden from major losses in the reinsurance segment, but nevertheless show a closing profit of €586m. In the previous year, it was more or less a single natural catastrophe event – the European winter storm Kyrill – that impacted our quarterly result on the claims side. By contrast, from January to March 2008 we were hit by several major losses each in the two-digit million euro range, which together resulted in a burden of €578m and increased the combined ratio to 103.8%. Should such losses or their clustering unsettle us? Not in my opinion. It is far more important that the technical quality standards we apply to our business are maintained and are geared to sustained profitability. Random losses only occur "predictably" over longer periods; in individual quarters or financial years, they will recurrently lead to fluctuations in the result – both upwards and downwards. Indeed, this is inherent in the very purpose of reinsurance itself.

As in the preceding quarters, primary insurance again earned its expected share of the Group result, even though its profit contribution of €163m was below last year's figure (€250m), which benefited from one-off effects.

Given the turmoil on the capital markets in the first quarter of 2008, I consider the investment result to be satisfactory. We had to absorb write-downs of our equities totalling €1,332m, but thanks to our prudent investment policy these were partly offset by large gains on derivative hedging instruments. In the previous year, we had realised substantial gains on the sale of real estate and equities, but these could not be reproduced in the current environment. We remain unaffected by any notable burdens resulting from the subprime crisis.

Reinsurance prices are now coming under intense competitive pressure in most regions and in many classes of business. So far, we have handled this development very well, with our very good market and client access allowing us to systematically restructure our portfolio to safeguard profitability. That is what matters to us. In reinsurance business, there are phases of the cycle where you must refrain from growing if profitability is not to be jeopardised. At present, we consider this to be the case. Profit-oriented management of our reinsurance business will thus require our full attention in the coming months. In the treaty renewals as at 1 July, which focus on the USA, we will adhere strictly to our underwriting policy of risk-adequate prices and conditions and accept reductions in premium income if this is the only way to ensure our profitability. I cannot say it emphatically enough: premium growth in traditional reinsurance business is not on the agenda for us in the current market phase.

We will continue to drive forward our initiatives to expand business in "reinsurance close to primary insurance", where development is independent of the reinsurance cycle described above. Changing Gear points the way forward here, just as it does in primary insurance and in the International Health segment.

Yours sincerely,

Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Interim management report

Key parameters

- Global growth prospects impaired by financial market crisis
- US economy exposed to major risks
- Growth in the eurozone still robust

The global economy faced greater uncertainty in the period under review as a result of the financial market crisis and its increasing effects on the stock markets and the real economy. Whereas fears of a recession strengthened in the USA, the growth dynamics of most other economies remained relatively robust. Besides the emerging markets, of which China was especially predominant, the eurozone played a key role in driving the global economy. In Japan, by contrast, the economic climate became less favourable.

According to initial estimates, in the first quarter of 2008 the US economy recorded a seasonally adjusted and annualised real growth rate of 0.6% over the previous quarter. It was impaired by a continuing weak property market, the resultant financial market crisis, and a decline in consumer confidence.

Economic data from the eurozone, however, indicated that the previous year's upswing was still ongoing despite the export sector being hampered by the marked increase in the euro against the US dollar. Unemployment in the eurozone is on the decrease, and early indicators in the reporting period such as the Purchasing Manager's Index for the manufacturing industry also pointed to a stable – if somewhat weaker – economic trend.

In Germany, growth dynamics in the first quarter were still at a relatively high level. As well as the continued stability of the industrial sector, the positive situation was due not least to domestic demand benefiting from the recovery of the labour market. The much-heeded ifo business climate index even rose slightly in the first three months.

Whilst the economic situation in Japan weakened again in the period under review after a strong fourth quarter, China continued to provide major impulses for the global economy, growing by 10.6% in real terms year on year, albeit with slightly less momentum. Equally, growth in most of the other emerging markets of Asia, eastern Europe and Latin America was generally still quite vigorous.

On the currency markets, the value of the euro increased further against the US dollar, reaching a new all-time high in late March: rising from US$ 1.46 at year-end 2007, the exchange rate at the end of the quarter was US$ 1.58. The US Federal Reserve responded to the ongoing liquidity and confidence crisis as well as the price losses on the financial markets with several cuts in its key interest rate. In total, up to the end of April, it lowered the reference interest rate by 225 basis points – from 4.25% to 2.00%. By contrast, in view of the still-robust economic development and concerns over inflation, the European Central Bank left its key interest rate unchanged at 4.0%. In this environment, long-term interest rates sank still further in both the USA and the eurozone. The main international share price indices recorded considerable losses, which in some cases attained double-digit percentage figures.

In the further course of the year, we anticipate a noticeable slackening in worldwide economic growth if the high level of uncertainty persists. The US economy is likely to decelerate considerably compared with the previous year, and a recovery can only be anticipated in the second half of 2008 at the earliest if the impulses from fiscal policy succeed in producing the desired positive effect on domestic demand in the USA. Even if the favourable impact of domestic demand in the eurozone holds up, the global export climate is likely to worsen – a situation that would also lead to a cooling of the German economy.

Given the current liquidity and confidence crisis on the financial markets, the economic prospects are subject to considerable uncertainties. In particular, were the crisis to spread to other financial sector segments, this would impair the real economy still further. Besides this, the continued strong decline in the US dollar and increasing risk of inflation represent significant risks in the light of oil- and food-price developments.

The immediate consequences of the financial market crisis and the heightened economic uncertainties for the primary and reinsurance markets were comparatively moderate in the reporting period, hardly influencing the main reinsurance treaty renewals at 1 January. If the economic slowdown anticipated in the further course of the year occurs, this would also affect the demand for insurance cover, although the lower investment returns expected by insurance companies are likely to stabilise premium levels.

Business experience from 1 January to 31 March 2008

Reinsurance

- Successful treaty renewals at 1 January 2008 in the face of mounting competitive pressure
- Combined ratio of 103.8%, with substantial cost burden from major losses
- Investment result affected by market turmoil
- Satisfactory result of €586m

Key reinsurance figures

		Q1 2008	Q1 2007
Gross premiums written	€bn	5.5	5.8
Loss ratio property-casualty	%	74.8	76.6
Expense ratio property-casualty	%	29.0	25.2
Combined ratio property-casualty	%	103.8	101.8
Thereof natural catastrophes	Percentage points	10.7	12.2
Investment result	€m	1,000	1,324
Result before impairment losses of goodwill	€m	862	1,059
Consolidated result	€m	586	798
Thereof attributable to minority interests	€m	-	-

		31.3.2008	31.12.2007
Investments	€bn	75.9	81.9
Net technical provisions	€bn	53.3	55.5

The Munich Re Group's reinsurance segment mainly comprises the operations of the Group's reinsurance companies. These include health reinsurance, which together with the non-German health insurance business written by our primary insurance companies makes up the International Health segment.

Our reinsurance business performed satisfactorily overall in the first quarter of 2008, as evidenced by the segment's consolidated result of €586m (798m). Although a higher number of medium-sized claims led to significant expenditure, we posted an operating result of €862m (1,059m) owing to a pleasing investment result (given the difficult environment) and our satisfactory underwriting result.

Thanks to our widely diversified profitable book of business and prudent investments, we are in a position to generate solid returns and offer our clients reliable cover even in times when a cluster of such major losses occurs.

Our reinsurers' investment result totalled €1,000m (1,324m) in the first quarter. It was largely influenced on the one hand by increased impairment losses of €745m (14m) on equities – due to price falls on the stock markets – and, on the other hand, by income of €663m (71m) from the revaluation of derivative financial instruments acquired for hedging purposes. In addition, regular investment income declined by €88m to €648m, owing to reduced interest earnings from a lower volume of deposits with reinsurance clients.

As at 1 January 2008, Munich Re renewed some two-thirds of its treaty business in property-casualty reinsurance. The market was characterised by growing competition, which in turn exerted greater pressure on prices. Given the good results and favourable capital market conditions of recent years, many companies have improved their financial strength, so that a stagnation in demand coincided with a high level of capacity. We nevertheless succeeded in

keeping price erosion down to about 3%, which is why our portfolio still has solid earnings potential after the renewals. While prices in industrial business dropped appreciably, personal lines business in property reinsurance was subject to only minor price fluctuations. In regions affected by natural catastrophe losses in 2007, prices tended to be more stable.

We were able to partially offset unprofitable business, which we systematically withdrew from, by acquiring business in attractive segments. Growth areas are tapped by Munich Re particularly in fields where it is able to outpoint competitors in terms of risk knowledge or particular client access. Examples are the reinsurance of highly-exposed industrial risks or special natural catastrophe covers, where exceptional know-how is needed to properly assess the risks involved. In addition, not least thanks to its excellent market position, Munich Re has access via long-term strategic partnerships to successful niche business in primary insurance.

Compared with the same quarter last year, our premium volume fell moderately by 5.6% to €5.5bn (5.8bn). This decline was partly attributable to developments in exchange rates, with the euro rising against many other currencies. Without currency translation effects, premium income was €379m higher and showed a 0.9% increase over the previous year.

Gross premiums by division Q1 2008



Special and Financial Risks 11% (6%)
Life/Health 31% (31%)
Germany, Asia Pacific and Africa 15% (15%)
Europe and Latin America 20% (19%)
Global Clients/North America 23% (29%)

In the life and health segment, our premium income reduced by 6.3% to €1.7bn (1.8bn), owing to currency developments and the scheduled reduction of large-volume individual treaties. If exchange rates had remained the same, premium would have fallen by only 1.2%. The operating result for the segment was nevertheless up €59m to €340m owing to significantly reduced expenses. Furthermore, new information on tax obligations from previous years led to a considerably lower tax burden in the quarter under review.

In property-casualty reinsurance, our premium income experienced a marginal exchange-related decline of 5.3% to €3.8bn (4.0bn). Without currency translation effects, it rose by 1.8%. At 103.8% (101.8%), our combined ratio in the first three months of the year was higher than expected. The total burden from major losses was €578m (538m)[1], accounting for 17.8% (15.5%)[1] of the combined ratio. The largest individual losses were two floods in Australia in January and February, each costing us nearly €100m. Besides this, we had to establish provisions of some €75m for Winter Storm Emma, which wreaked heavy damage especially in Germany and Austria. Ultimately, this exceptional loss expenditure was only partly offset by earnings from our lucrative basic business, causing our operating result in this segment to decrease by €256m to €522m.

[1] Adjusted owing to change in method.

Primary insurance

- Growth in Germany and abroad: Gross premium income increases to €5.1bn
- Combined ratio improved to 89.0%
- Investment result affected by market turmoil
- Satisfactory result of €163m

Key primary insurance figures

		Q1 2008	Q1 2007
Total premium income	€bn	5.1	4.9
Gross premiums written	€bn	4.8	4.8
Loss ratio property-casualty	%	54.3	67.1
Expense ratio property-casualty	%	33.1	36.9
Combined ratio property-casualty	%	87.4	104.0
Combined ratio legal expenses insurance	%	95.6	95.2
Combined ratio property-casualty including legal expenses insurance	%	89.0	102.1
Investment result	€m	716	1,963
Result before impairment losses of goodwill	€m	246	316
Consolidated result	€m	163	250
Thereof attributable to minority interests	€m	10	15

		31.3.2008	31.12.2007
Investments	€bn	109.2	109.3
Net technical provisions	€bn	97.2	97.0

The Munich Re Group's primary insurance segment mainly comprises the operations of the ERGO Insurance Group, including those of the foreign health primary insurers belonging to the business field of International Health. ERGO contributes more than 93% of the segment's premium volume. The rest comes from Europäische Reiseversicherung and the Watkins Syndicate.

The results posted by our primary insurers in the first three months of 2008 were again good: the operating result totalled €246m (316m) (–22.2%) and the consolidated result after tax €163m (250m) (–34.8%). From an underwriting point of view, the first quarter of 2008 was outstanding: the combined ratio in the property-casualty segment improved significantly to 89.0% (102.1%). In the same period last year, the underwriting result had been burdened by Winter Storm Kyrill, whilst in the period under review the beneficial effects of the IBNR reserve set up at the end of 2007 were felt. The bottom-line decrease against the first quarter last year was chiefly attributable to the investment result.

The primary insurers' investment result for the first three months of 2008 fell by 63.5% to €0.7bn compared with the exceptionally good first quarter of 2007 (€2.0bn). With regular income rising slightly, the decline was primarily due to the deterioration in the balance from gains and losses on disposals by €952m and from write-ups and write-downs, which totalled –€80m against €872m in the first quarter of 2007. Whilst in the previous year we had achieved gains of €1.1bn from the sale of a major real estate package and equities, the period under review was adversely affected by the turmoil on the capital markets. Price losses on the stock markets required us to make write-downs of equity investments totalling €587m, of which only €468m was offset by gains from the revaluation of derivatives acquired for hedging purposes.

Total premium volume grew by 2.3% to €5.1bn (4.9bn). Since around 99% of our primary insurance volume stems from the eurozone, currency translation effects do not play a significant role here. All classes of business in Germany and abroad recorded growth. In the life and health segment, total premium income rose to €3.1bn (3.0bn), while in property-casualty insurance (including legal expenses insurance) volume was up by 2.3% to €1.95bn (1.90bn). Gross premiums written totalled €4.80bn (4.76bn). Not included in this figure are the savings premiums of unit-linked life insurance and capitalisation products such as "Riester" pensions in Germany – product lines which are playing an ever more important role for us.

Gross premiums by class of insurance Q1 2008


Legal expenses 5% (5%)
Health 30% (29%)
Property-casualty 35% (35%)
Life 30% (31%)

In the first quarter of 2008, gross premiums written by our life insurers amounted to €1.69bn (1.66bn). German new business posted double-digit year-on-year growth as expected, the key factor behind the 39.6% increase in annual premium equivalent[1] being the fourth Riester subsidisation stage, which commenced at the beginning of the year. Many clients had requested automatic adjustment of their insurance policies to the applicable subsidisation ceiling. If it had not been for this factor, new business would have declined appreciably by 12.6%, mainly because the amended German insurance contract law has made the sales process more complex: since the beginning of the year, at least two meetings must be held with a client before a policy is concluded. This fact is particularly strongly reflected in the figures for the first quarter. New business abroad grew marginally by 0.8%, with positive development in particular from the companies in the central and eastern European markets and in Italy.

In the first quarter of 2008, the ERGO Insurance Group and Wiener Städtische Versicherung AG Vienna Insurance Group jointly announced ERGO's intention to acquire a majority stake in the life insurance company Bank Austria Creditanstalt Versicherung, which will thus be included in our consolidated financial statements. As a result, the ERGO Insurance Group's share in Bank Austria Creditanstalt Versicherung will rise to around 80%. The transaction is still subject to the usual approvals by the authorities.

In health insurance, premium income in the first three months of 2008 climbed by 3.4% to €1.43bn (1.38bn). Growth in Germany, where premium increased by 1.8% to €1.19bn (1.15bn), was more restrained than abroad. Business with supplementary health insurance rose by 4.8%, while premium income in comprehensive health insurance increased by only 1.3%, reflecting the significantly adverse impact of the health reform on new business in this line. Since February 2007, employees must earn a salary in excess of the relevant statutory insurance contribution ceiling of €4,012.50 for three years before becoming eligible to switch to private health insurance. During the

[1] Annual premium equivalent = regular premium + 10% of single premiums.

transition phase, which extends until January 2010, this is likely to have a negative impact on new business in comprehensive health insurance, which experienced a 26.4% year-on-year decline in the first three months of 2008. In this context, allowance needs to be made for the fact that in January of the previous year, we registered substantial new business because our customers took strong advantage of the last opportunity to switch to private health insurance. International business again recorded a robust increase of 10.6% to €254m (229m), for which high growth in Belgium and Spain was largely responsible.

In property-casualty insurance, premium income increased to €1.95bn (1.90bn) in the first quarter, with international business showing a particularly steep rise of 1.8% to €680m (668m). In the markets of Poland, the Baltic States and Turkey, expansion was very dynamic, but there was growth in Germany too. Premium volume was up 2.5% to €1.3bn (1.2bn), chiefly because of an 8.0% increase in premium volume in commercial/industrial business, which Munich Re has written very profitably for many years. Personal lines business remained largely stable. A further marginal reduction in motor business was compensated for by moderate growth rates in personal accident and legal expenses insurance.

Compared with the first quarter of the previous year, which had been burdened by Winter Storm Kyrill, the incidence of natural catastrophe losses in the first three months of 2008 was favourable. The combined ratio including legal expenses insurance dropped to 89.0% (102.1%).

Asset management

- Credit crisis leads to upheavals: stock markets also hit
- Equity exposure further reduced
- Very low exposure to problematic interest-bearing securities
- Investment result falls by 46.6% to €1.7bn

Investment result

	Q1 2008 €m	Q1 2007 €m	Change %
Regular income	1,770	1,827	−3.1
Write-ups/write-downs	−493	−246	−100.4
Net realised capital gains	742	1,691	−56.1
Other income/expenses	−332	−111	−199.1
Total	**1,687**	**3,161**	**−46.6**

Investment result by type of investment

	Q1 2008 €m	Q1 2007 €m	Change %
Real estate	9	586	−98.5
Investments in affiliated companies	−2	−1	−100.0
Investments in associates	47	21	123.8
Mortgage loans and other loans	402	327	22.9
Other securities	1,441	2,173	−33.7
Deposits retained on assumed reinsurance and other investments	72	126	−42.9
Investments for the benefit of life insurance policyholders who bear the investment risk	−193	15	–
Expenses for the management of investments and other expenses	89	86	3.5
Total	**1,687**	**3,161**	**−46.6**

For the period January to March, the Munich Re Group posted an investment result of €1,687m (3,161m), or 46.6% less than in the same period last year.

Compared with the previous year, regular income from investments was down by 3.1% to €1,770m (1,827m). This was due mainly to a decline in interest from deposits retained on assumed reinsurance. By contrast, our primary insurance subsidiaries recorded a slight increase in regular investment income, which was largely attributable to increased investments in higher-interest securities in the phase of rising interest rates in the first three quarters of 2007. As at 31 March 2008, our primary insurers had approximately €84.8bn or 81.2% of their assets invested in fixed-interest securities and loans.

In the period under review, we posted net realised gains on disposal of just €742m (1,691m). In the first quarter of 2007, the sale of a real-estate package comprising residential and commercial properties throughout Germany had alone led to gains on disposal of around €500m. This year, we posted a net result of −€182m (€1,217m) on the disposal of equities in the first three months. The decrease against the same period last year is mainly attributable to our reduced selling activities in the softening stock markets.

In the first quarter, the net result of write-ups and write-downs of our investments was −€493m (−246m), of which write-downs of items in our equity portfolios totalled €1,332m (29m) and write-ups €27m (5m).

Share portfolios are always categorised as "available for sale", and changes in their value are recognised in equity with no effect on profit or loss. Only when they are sold are the amounts of such holdings recorded in the income statement.

An exception to this rule exists in the event of an impairment. In particular, we consider an equity investment to be subject to an impairment if its stock market price falls below the average historical acquisition cost either for a sustained period, i.e. at least six months, or significantly, i.e. by at least 20%. In the event of an impairment, the accumulated loss previously recognised in equity is eliminated and included in the income statement.

Further declines in the prices of securities that have already been written down once are recognised immediately in the income statement. Approximately half of the write-downs involving our equities portfolio were related to the aforementioned impairments as a consequence of the correction on the stock markets in the first quarter.

Impairments on financial instruments "held for trading" must always be recognised in the income statement. These include derivatives such as options, futures, swaps and forwards, which we chiefly employ for hedging purposes. The balance of write-ups and write-downs of derivatives in the first quarter was €902m (–165m), of which €904m was attributable to derivatives with non-fixed-interest underlying business.

If derivatives are used for the economic hedging of equities against fair-value changes, only the changes in the derivatives' values are recognised in the income statement. Countervailing changes in the value of equities are recognised in equity with no effect on profit or loss. The ensuing fluctuations in results can only be avoided by using hedge accounting, whereby the changes in value of both transactions are recognised in the income statement, where they largely cancel each other out. Approximately half of the aforementioned write-downs on our equity portfolio involved hedged assets and were consequently offset by gains on a similar scale from the revaluation of the associated derivative financial instruments.

For financial instruments exposed to the US subprime mortgage market, the position remains difficult. The Munich Re Group has only a small amount invested in such instruments (including credit derivatives) – around €280m, equivalent to less than 0.2% of our overall investment portfolio. The revaluation of financial assets exposed to the US subprime mortgage market led to write-downs totalling €5.0m in the first quarter.

Our portfolio of asset-backed securities and mortgage-backed securities has a volume of slightly less than €5.9bn, which is approximately €0.4bn more than at the start of the year. The portfolio has a good rating structure: as at 31 March 2008, 97.9% of the securities were rated A to AAA. Although the financial crisis has now extended beyond subprime mortgage loans, we do not expect a permanent decrease in the value of this portfolio, and we have not been affected by significant defaults.

Our portfolio of bonds guaranteed by US bond insurers ("monoliners") amounted to around €380m (320m) as at 31 March 2008. The downgrading of monoliner ratings has not led to significant losses in value in our portfolio so far.

Investment mix

€m[1]	Reinsurance Life and health 31.3. 2008	Reinsurance Life and health 31.12. 2007	Reinsurance Property-casualty 31.3. 2008	Reinsurance Property-casualty 31.12. 2007	Primary insurance Life and health 31.3. 2008	Primary insurance Life and health 31.12. 2007	Primary insurance Property-casualty 31.3. 2008	Primary insurance Property-casualty 31.12. 2007	Asset management 31.3. 2008	Asset management 31.12. 2007	Total 31.3. 2008	Total 31.12. 2007
Land and buildings, including buildings on third-party land	389	452	680	649	2,472	2,500	91	94	60	58	3,692	3,753
Investments in affiliated companies	34	39	50	57	37	34	107	73	13	12	241	215
Investments in associates	81	87	153	182	384	389	294	245	45	50	957	953
Loans	142	128	225	163	35,206	33,537	1,704	1,666	1	8	37,278	35,502
Other securities held to maturity	–	–	–	–	174	192	6	8	–	–	180	200
Other securities available for sale												
Fixed-interest	10,167	9,229	33,867	38,143	42,849	42,647	4,493	4,546	56	20	91,432	94,585
Non-fixed-interest	1,992	1,917	7,149	9,866	9,317	11,008	1,460	1,651	11	7	19,929	24,449
Other securities held for trading												
Fixed-interest	10	8	335	356	75	77	293	281	–	–	713	722
Non-fixed-interest	–	–	8	8	–	–	6	7	–	–	14	15
Derivatives	177	96	301	130	776	303	31	14	–	–	1,285	543
Deposits retained on assumed reinsurance	4,972	6,216	1,685	1,710	282	276	4	4	–	–	6,943	8,206
Other investments	947	537	1,880	1,118	1,383	2,315	882	409	300	454	5,392	4,833
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	2,103	2,178	–	–	–	–	2,103	2,178
Total	18,911	18,709	46,333	52,382	95,058	95,456	9,371	8,998	486	609	170,159	176,154

[1] After elimination of intra-Group transactions across segments.

The carrying amount of the Munich Re Group's investments shows a fall of 3.4% since the beginning of the year to €170bn (176bn).

In our investment strategy, which follows the holistic approach of asset-liability management, the structure of our liabilities plays a key role. The characteristics of the payment obligations from insurance business, including their dependence on economic factors such as interest rates, currency and inflation, determine the investments selected. This cushions our assets somewhat against the effect of capital market fluctuations.

Furthermore, our investment strategy is committed to the principle of sustainability. We aim to invest at least 80% of the market value of our investments in assets which are included in a sustainability index or satisfy generally recognised sustainability criteria.

At the end of the quarter, fixed-interest securities and loans made up approximately 76% of our total investments at carrying amounts.

As risk spreads in the first quarter increased considerably in comparison to interest rates for government bonds, we are carefully and selectively expanding our portfolio of credit-exposed securities.

Owing to disposals, currency translation effects and price losses, the carrying amount of equities (including investments in affiliated companies and associates) fell €4.5bn in the first quarter to €19.5bn, which at market value is equivalent to 11.6% of our total investments. However, because we have hedged our equities portfolio to a substantial extent using derivatives, our economic exposure to equities accounts for only 7.2% (10.8%) of our investments at market value.

Net unrealised gains based on the market valuation of our securities available for sale totalled €4.8bn (6.7bn) at the end of the quarter (see table on page 37).

- Net unrealised gains on fixed-interest securities increased in the first quarter to €0.7bn (0.0bn) owing to the slight decrease in the risk-free interest rate due to the credit market crisis and the resulting rise in value of low-risk securities such as government bonds.

- Net unrealised gains on non-fixed-interest securities available for sale decreased by €2.6bn to €4.1bn (6.7bn) in the first quarter. This is a consequence of the price corrections on the stock markets which continued in the first quarter of 2008 due to the US mortgage market crisis.

Valuation reserves not recognised in the balance sheet

	Valuation reserves	Fair value	Carrying amount	Valuation reserves	Fair value	Carrying amount
€m	31.3.2008	31.3.2008	31.3.2008	31.12.2007	31.12.2007	31.12.2007
Land and buildings[1]	1,407	7,348	5,941	1,556	7,547	5,991
Associates	266	1,215	949	337	1,277	940
Loans	–733	36,545	37,278	–1,323	34,179	35,502
Other securities	1	181	180	–	200	200
Total	**941**	**45,289**	**44,348**	**570**	**43,203**	**42,633**

[1] Including owner-occupied property.

The off-balance-sheet valuation reserves in the table mainly derive from loans recognised in the balance sheet at amortised cost, owner-occupied and investment property, and investments in associates. Net off-balance-sheet valuation reserves on our investments (excluding owner-occupied property) totalled €0.7bn (0.3bn) on 31 March 2008.

In connection with our loan portfolio, almost 100% of which is held by our primary insurers, there are also hidden negative valuation differences, due especially to the rise in long-term capital market interest rates in the European area in 2007. In the first quarter of 2008, the hidden losses fell by €590m to €733m as a result of decreasing yields. They are more than offset by the valuation reserves on real estate and other investments, which totalled €1,674m.

Assets under management for third parties

		31.3.2008	31.12.2007
Third-party investments	€bn	8.6	9.2

		Q1 2008	Q1 2007
Group asset management result	€m	25	34

MEAG MUNICH ERGO AssetManagement GmbH is the asset manager of Munich Re and the ERGO Insurance Group. In addition to its function as asset manager for the Group, MEAG also offers its expertise to private and institutional clients.

Three new funds have been launched for private-client business, which offer MEAG's customers the opportunity to invest among other things in a widely diversified portfolio of companies that are benefiting from climate change. The disquiet on the capital markets, however, has nonetheless led to the monies managed in private-client business falling to €2.3bn (2.5bn).

From institutional clients, MEAG receives mandates for segregated funds and direct investments. The new business in the ecclesiastical and pensions segments shows that MEAG is further strengthening its market position in its core target group of risk-conscious investors such as insurance companies, foundations and pension funds. In addition to the direct distribution channels, cooperations have also been intensified with investment consultants who advise institutional investors on their choice of asset managers.

Overall, assets under management for institutional investors fell to €6.3bn (6.7bn) – chiefly due to sales of fund units in the course of profit-taking on the property markets.

The assets managed by PICC Asset Management Company Ltd. (PAMC), Shanghai, in which MEAG has a 19% stake, experienced an exchange-related reduction to €6.4m (6.5m).

Prospects

- Premium income of €36.0–37.5bn expected
- Consolidated result of €3.0–3.4bn aimed at
- Sustained target: Return on risk-adjusted capital (RORAC) of at least 15% after taxes on income

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. And finally, gains and losses on the disposal of investments and write-downs of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than pointers to the result for the year that may be expected.

Reinsurance

Our Changing Gear programme is being vigorously pursued in reinsurance. We aim to generate an additional profit of €250m from new reinsurance activities by 2010, although market conditions will require us to withdraw from individual traditional reinsurance treaties, which will have a lowering effect on absolute earnings. With our strict cycle management and the consistent optimisation of our capital resources, we are on the right track to becoming and remaining the most profitable of the five big reinsurers. The strategic business initiatives needed for this, the constant improvement of our risk modelling, even more active portfolio management in corporate underwriting, and the honing of our integrated risk management are well in hand and making the desired progress.

In **life reinsurance**, we expect premium income to decline somewhat in 2008 owing to agreed reductions of several reinsurance treaties with large premium volumes. We nevertheless intend to achieve EEV earnings of between 8% and 9% in relation to the value of the business in force at the beginning of the year.

There are many avenues for growth with various business models in the field of **healthcare**. By conducting primary insurance and reinsurance "under one roof", we are able to generate more value since we are much closer to the health services markets with our expertise and can thus focus more strongly on our clients' needs. We will intensify the close cooperation between Munich Re and DKV in selected foreign markets. Our commitment in the US healthcare market will enhance our competitive position there: with effect from 1 April 2008, we acquired a 100% stake in Sterling Life Insurance Company in Washington State for US$ 358m (€230m) via our subsidiary, Munich-American Holding Corporation. With gross premium income of US$ 833m in 2007 and more than 160,000 clients, Sterling Life Insurance Company is one of the leading health insurance providers for the 50+ age group, in particular for seniors aged 65 and older.

In past years, we have laid the foundations in **property-casualty reinsurance** for sustained profitability. Consequently, the renewals at **1 January 2008** (which involved approximately two-thirds of our property-casualty treaty business) were satisfying as a whole, resulting in a slight overall reduction in premium volume of about 4%.

With a volume of approximately €1bn, the **renewals at 1 April 2008** involved around 9% of the treaty business to be renewed, half of which concerned the markets of Japan and Korea, with the other half centred on the US market. All in all, the renewals proved successful. Price development varied considerably between markets and classes of business. An aggregated look at the April renewals reveals that the trend towards pressure on prices is continuing. We steer our business with a view to ensuring risk-adequate prices for our portfolio. This increasingly requires active cycle management in the form of shifts within the portfolio. The stake we have acquired in ERGO Daum Direct Auto Insurance Co. has enabled us to participate more strongly in Korean motor business on the reinsurance side. And in the US market, we have already recorded our first successes with the realignment of our US strategy and have grown profitably in niches.

For the **renewals at 1 July 2008** (parts of the US market, Australia, Latin America) we expect marginal price erosion similar to that experienced during the two preceding renewals.

On 3 April, we closed the deal agreed in October 2007 to acquire US primary insurer **The Midland Company** (Midland) via Munich-American Holding Corporation. The agreement provides for an acquisition price of US$ 65 per share; the total offer amounts to around US$ 1.3bn (€863m). With premium income of US$ 966m (832m) in 2007, Midland is one of the leading US specialty insurers and provides cover in niche segments, such as insurance for manufactured housing and mobile homes. Within the context of our strategic reorientation in the US insurance market, this transaction is a major step towards achieving a leading position in special segments we consider of strategic relevance.

For the current year, we aim to post an **annual profit** in reinsurance of €2.7–2.9bn. This does not include the portion of the dividend from ERGO that will exceed the portion paid to Munich Reinsurance Company last year; the dividend is eliminated in the consolidation process. This prognosis for the annual profit in reinsurance is subject to considerable uncertainty, given the degree of volatility on the capital markets and the high claims burden in the first quarter of the year.

On the basis of unchanged currency translation rates for the rest of the year, we expect **gross premium income** to range between €20.0bn and €21.0bn, a decline compared with our year-end estimate that is largely attributable to currency developments in the first three months of 2008 and also to the softening market. In property-casualty reinsurance business, our objective is to achieve a combined ratio of 98%, with a loss burden from natural catastrophes of 6.5%. Following the high natural catastrophe losses in the first quarter of 2008, however, we will only meet this target if random major losses remain below our expectations for the rest of the year.

Primary insurance

In **life insurance**, our objective is to achieve moderate growth in overall premium income. We anticipate that premium volume in Germany will rise, notably from unit-linked life insurance and capital-market-based products. The income from "Riester" pensions is likely to increase, as are earnings from company pension business. New business is expected to gather pace.

On 2 May 2008, with a view to developing business in the Indian life insurance market, ERGO agreed with the Delhi-based HERO Group to set up a joint venture, HERO ERGO Life Insurance Company Ltd. based in Mumbai, in which ERGO will have a 26% stake. HERO ERGO Life Insurance Company is aiming to write life primary insurance policies in India as from 2009. ERGO is paying around €20m for its share.

We project good growth for the **healthcare** segment. Our intention is to expand moderately in Germany and to achieve a double-digit increase in premium from international business. Supplementary health insurance will continue to be the driver of growth in German business, while comprehensive health insurance is likely to grow only slightly.

In life and health business, it is our objective to achieve EEV earnings of between 8% and 9% in relation to the value of the business in force at the beginning of the year.

We expect the **property-casualty** segment to expand appreciably, in particular owing to strong growth in international business. Our German business should also grow somewhat in 2008, whereas the market as a whole is likely to stagnate. As far as the result is concerned, our combined ratio for property-casualty business (including legal expenses insurance) is on course to maintain the excellent level of under 95% in 2008.

The ERGO Group's **overall premium income** should grow by 3.0–4.5% in 2008 to around €18bn.

The **gross premiums written** by our primary insurers, which in addition to the ERGO Insurance Group include Europäische Reiseversicherung and the Watkins Syndicate, should reach between €17.5bn and €18.0bn for 2008, thus exceeding last year's figure of €17.3bn. We expect to achieve an annual result in primary insurance of €600m to €800m, subject to good development on the capital markets.

Munich Re Group

We will remain true to our principle of "profit before growth". In primary insurance and reinsurance, we aspire to achieve profit growth rather than premium growth.

For the current financial year 2008, we project that **gross premiums written** will range between €36.0bn and €37.5bn provided that exchange rates develop more stably in 2008 than in the past financial year. We aim for a return on our investments of around 4.5% of their average market values. Given the strong volatility of the capital markets, however, this long-term average target is definitely ambitious in 2008. The use of derivative financial instruments for hedging our portfolio and the inconsistencies in IFRS accounting described on page 12 make it harder to predict the effect of market developments on the income statement. Write-downs and write-ups of our derivatives as well as further write-downs of equities could have a significant impact on profit and loss in the course of the year, whilst gains on the disposal of investments are likely to be considerably lower than last year.

Our most important objective continues to be the profitability of the equity capital deployed, and we aim to earn a sustained return on risk-adjusted capital (RORAC) of at least 15%. Our expectations for the **consolidated profit for the year** (subject to major-loss incidence and capital market developments) lie in the range of €3.0–3.4bn. On the basis of our capitalisation at the turn of the year 2007/2008, this is equivalent to a RORAC of between 16% and 18% and to a return on equity of between 11.5% and 13%.

Having concluded the share buy-back programme of €2bn in the period May 2007 to January 2008, we intend to repurchase shares for at least a further €3bn by the end of 2010. By reducing the number of shares issued and improving our profit, we will be able to boost our earnings per share by an average of

10% annually to €18 up to 2010. Our intention in 2009 is to pay our shareholders a dividend of at least 25% of the IFRS consolidated result for the financial year 2008, but no less than €1bn. Furthermore, the dividend per share in 2009 will amount to a minimum of €5.50, thus attaining at least the same high level as in 2008.

Changing Gear gives us a clear roadmap: to be among the top players in primary insurance and reinsurance by growing profitably and deploying our capital efficiently. That is the way to generate a consistently high return for our shareholders. We will achieve these ambitious goals by resolutely pursuing our strategy geared to sustained profitability in primary insurance and reinsurance and exploiting the opportunities that the global risk market presents.

The statements relating to opportunities and risks as presented in the Munich Re Group Annual Report 2007 apply unchanged.

Interim consolidated financial statements
Consolidated balance sheet as at 31 March 2008

Assets				31.12.2007		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,063		3,135	–72	–2.3
II. Other intangible assets		1,078		1,142	–64	–5.6
			4,141	4,277	–136	–3.2
B. Investments						
I. Land and buildings, including buildings on third-party land		3,692		3,753	–61	–1.6
Thereof: Investment property held for sale			125	78	47	60.3
II. Investments in affiliated companies and associates		1,198		1,168	30	2.6
III. Loans		37,278		35,502	1,776	5.0
IV. Other securities						
1. Held to maturity	180			200	–20	–10.0
2. Available for sale	111,361			119,034	–7,673	–6.4
3. Held for trading	2,012			1,280	732	57.2
		113,553		120,514	–6,961	–5.8
V. Deposits retained on assumed reinsurance		6,943		8,206	–1,263	–15.4
VI. Other investments		5,392		4,833	559	11.6
			168,056	173,976	–5,920	–3.4
C. Investments for the benefit of life insurance policyholders who bear the investment risk			2,103	2,178	–75	–3.4
D. Ceded share of technical provisions			4,982	5,626	–644	–11.4
E. Receivables						
I. Current tax receivables		842		751	91	12.1
II. Other receivables		8,383		8,636	–253	–2.9
			9,225	9,387	–162	–1.7
F. Cash at bank, cheques and cash in hand			3,373	2,505	868	34.7
G. Deferred acquisition costs						
Gross		8,437		8,388	49	0.6
Ceded share		110		86	24	27.9
Net			8,327	8,302	25	0.3
H. Deferred tax assets			4,606	4,619	–13	–0.3
Thereof: Deferred tax assets relating to disposal groups			2	3	–1	–33.3
I. Other assets			3,948	3,383	565	16.7
Thereof: Owner-occupied property held for sale			–	–	–	–
Total assets			208,761	214,253	–5,492	–2.6

Equity and liabilities			31.12.2007		Change
	€m	€m	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	7,388		7,388	-	-
II. Retained earnings	13,049		9,781	3,268	33.4
III. Other reserves	2,033		3,934	–1,901	–48.3
IV. Consolidated result attributable to Munich Re equity holders	775		3,854	–3,079	–79.9
V. Minority interests	512		501	11	2.2
		23,757	25,458	–1,701	–6.7
B. Subordinated liabilities		4,883	4,877	6	0.1
C. Gross technical provisions					
I. Unearned premiums	6,486		5,719	767	13.4
II. Provision for future policy benefits	94,481		94,935	–454	–0.5
III. Provision for outstanding claims	42,780		44,564	–1,784	–4.0
IV. Other technical provisions	9,541		10,536	–995	–9.4
Thereof: Provision for deferred premium refunds relating to disposal groups	–116		–172	56	32.6
		153,288	155,754	–2,466	–1.6
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		2,239	2,308	–69	–3.0
E. Other accrued liabilities		2,781	2,793	–12	–0.4
F. Liabilities					
I. Bonds and notes issued	315		341	–26	–7.6
II. Deposits retained on ceded business	2,013		2,231	–218	–9.8
III. Current tax liabilities	2,635		2,634	1	0.0
V. Other liabilities	9,686		10,762	–1,076	–10.0
Thereof: Amounts due to banks relating to disposal groups	19		19	-	-
		14,649	15,968	–1,319	–8.3
G. Deferred tax liabilities		7,164	7,095	69	1.0
Thereof: Deferred tax liabilities relating to disposal groups		5	1	4	400.0
Total equity and liabilities		208,761	214,253	–5,492	–2.6

Consolidated income statement for the period 1 January to 31 March 2008

Items	Q1 2008	Q1 2008	Q1 2008	Q1 2007[1]		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	9,844			10,020	–176	–1.8
1. Earned premiums						
Gross	8,870			9,143	–273	–3.0
Ceded	323			349	–26	–7.4
Net		8,547		8,794	–247	–2.8
2. Investment result						
Investment income	4,527			3,985	542	13.6
Investment expenses	2,840			824	2,016	244.7
Total		1,687		3,161	–1,474	–46.6
Thereof: Income from associates		47		21	26	123.8
3. Other income		1,049		412	637	154.6
Total income (1–3)			**11,283**	12,367	–1,084	–8.8
4. Net expenses for claims and benefits						
Gross	7,093			8,647	–1,554	–18.0
Ceded share	158			226	–68	–30.1
Net		6,935		8,421	–1,486	–17.6
5. Operating expenses						
Gross	2,159			2,195	–36	–1.6
Ceded share	51			78	–27	–34.6
Net		2,108		2,117	–9	–0.4
6. Other expenses		1,089		516	573	111.0
Total expenses (4–6)			**10,132**	11,054	–922	–8.3
7. Result before impairment losses of goodwill			1,151	1,313	–162	–12.3
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			**1,151**	1,313	–162	–12.3
10. Finance costs			86	70	16	22.9
11. Taxes on income			280	269	11	4.1
12. Consolidated result			[illegible]	974	–189	–19.4
Thereof: Attributable to Munich Re equity holders			775	958	–183	–19.1
Attributable to minority interests			10	16	–6	–37.5
			€	€	€	%
Earnings per share			**3.79**	4.32	–0.53	–12.3

[1] Adjusted pursuant to IAS 8.

Consolidated income statement (quarterly breakdown)

Items	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007[1]
	€m	€m	€m	€m	€m
Gross premiums written	9,844	9,186	9,148	8,908	10,020
1. Earned premiums					
Gross	8,870	9,630	9,151	9,263	9,143
Ceded	323	378	383	402	349
Net	8,547	9,252	8,768	8,861	8,794
2. Investment result					
Investment income	4,527	3,776	3,625	3,685	3,985
Investment expenses	2,840	2,140	1,635	1,200	824
Total	1,687	1,636	1,990	2,485	3,161
Thereof: Income from associates	47	−6	210	39	21
3. Other income	1,049	804	553	607	412
Total income (1–3)	**11,283**	11,692	11,311	11,953	12,367
4. Net expenses for claims and benefits					
Gross	7,093	7,472	7,462	7,736	8,647
Ceded share	158	269	180	168	226
Net	6,935	7,203	7,282	7,568	8,421
5. Operating expenses					
Gross	2,159	2,448	2,263	2,365	2,195
Ceded share	51	66	107	142	78
Net	2,108	2,382	2,156	2,223	2,117
6. Other expenses	1,089	998	741	627	516
Total expenses (4–6)	**10,132**	10,583	10,179	10,418	11,054
7. Result before impairment losses of goodwill	1,151	1,109	1,132	1,535	1,313
8. Impairment losses of goodwill	–	11	–	–	–
9. Operating result	**1,151**	1,098	1,132	1,535	1,313
10. Finance costs	86	95	89	79	70
11. Taxes on income	280	414	−173	298	269
12. Consolidated result	785	589	1,216	1,158	974
Thereof: Attributable to Munich Re equity holders	775	560	1,196	1,140	958
Attributable to minority interests	10	29	20	18	16
	€	€	€	€	€
Earnings per share	**3.79**	2.68	5.63	5.22	4.32

[1] Adjusted pursuant to IAS 8.

Condensed statement of recognised income and expense for the period 1 January to 31 March 2008

	Q1 2008	Q1 2007[1]
	€m	€m
Consolidated result	**785**	974
Currency translation	–579	–42
Unrealised gains and losses on investments	–1,344	–162
Change resulting from valuation at equity	–	–12
Change resulting from cash flow hedges	1	–1
Actuarial gains and losses on defined benefit plans	–9	4
Change in consolidated group	20	–
Other changes	–	4
Income and expense recognised directly in equity	**–1,911**	–209
Total recognised income and expense	**–1,126**	765
Thereof:		
Attributable to Munich Re equity holders	–1,137	759
Attributable to minority interests	11	6
Changes in accordance with IAS 8	–	–7

[1] Adjusted pursuant to IAS 8.

Group statement of changes in equity

	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
€m			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2006[1]	588	6,800	9,860	–460	6,241	–626	14	3,425	478	26,320
Allocation to retained earnings	–	–	3,425	–	–	–	–	–3,425	–	–
Total recognised income and expense	–	–	8	–	–164	–42	–1	958	6	765
Thereof: Adjustments pursuant to IAS 8	–	–	–	–	–	1	–	–7	–1	–7
Dividend	–	–	–	–	–	–	–	–	–4	–4
Share buy-backs	–	–	–	–740	–	–	–	–	–	–740
Retirement of own shares	–	–	–	–	–	–	–	–	–	–
Status at 31.3.2007[1]	588	6,800	13,293	–1,200	6,077	–668	13	958	480	26,341
Status at 31.12.2007	588	6,800	11,046	–1,265	5,095	–1,161	–	3,854	501	25,458
Allocation to retained earnings	–	–	3,854	–	–	–	–	–3,854	–	–
Total recognised income and expense	–	–	–11	–	–1,332	–570	1	775	11	–1,126
Dividend	–	–	–	–	–	–	–	–	–	–
Share buy-backs	–	–	–	–575	–	–	–	–	–	–575
Retirement of own shares	–	–	–	–	–	–	–	–	–	–
Status at 31.3.2008	588	6,800	14,889	–1,840	3,763	–1,731	1	775	512	23,757

[1] Adjusted pursuant to IAS 8.

Condensed consolidated cash flow statement for the period 1 January to 31 March 2008

	Q1 2008 €m	Q1 2007[1] €m
Consolidated result	**785**	974
Net change in technical provisions	–996	2,086
Change in deferred acquisition costs	–46	–170
Change in deposits retained and accounts receivable and payable	1,058	270
Change in other receivables and liabilities	672	1,681
Gains and losses on the disposal of investments	–742	–1,691
Change in securities held for trading	704	–59
Change in other balance sheet items	–493	116
Other income/expenses without impact on cash flow	1,001	370
I. Cash flows from operating activities	**1,943**	3,577
Inflows from the sale of consolidated companies	–	–
Outflows for the acquisition of consolidated companies	40	11
Change from the acquisition, sale and maturities of other investments	749	–2,846
Change from the acquisition and sale of investments for unit-linked life insurance	–117	–93
Other	5	93
II. Cash flows from investing activities	**597**	–2,857
Inflows from increases in capital	–	–
Outflows for share buy-backs	575	740
Dividend payments	–	–
Change from other financing activities	–1,057	9
III. Cash flows from financing activities	**–1,632**	–731
Cash flows for the financial year (I + II + III)	**908**	–11
Effect of exchange rate changes on cash	–40	–6
Cash at the beginning of the financial year	2,505	2,172
Cash at the end of the financial year	3,373	2,155

[1] Adjusted pursuant to IAS 8.

Segment reporting

Segment assets

				Reinsurance	
		Life and health		Property-casualty	
	€m	31.3.2008	31.12.2007	31.3.2008	31.12.2007
A. Intangible assets		287	338	1,164	1,240
B. Investments					
I. Land and buildings, including buildings on third-party land		389	452	680	649
Thereof: Investment property held for sale		–	–	–	–
II. Investments in affiliated companies and associates		2,192	2,480	3,668	3,427
III. Loans		144	235	228	308
IV. Other securities					
1. Held to maturity		–	–	–	–
2. Available for sale		10,492	11,146	42,683	48,009
3. Held for trading		187	104	644	494
		10,679	11,250	43,327	48,503
V. Deposits retained on assumed reinsurance		9,871	11,082	1,691	1,714
VI. Other investments		1,007	609	1,978	1,206
		24,282	26,108	51,572	55,807
C. Investments for the benefit of life insurance policyholders who bear the investment risk		–	–	–	–
D. Ceded share of technical provisions		524	764	2,540	3,024
E. Other segment assets		5,969	5,833	9,247	8,394
Thereof: Other segment assets relating to disposal groups		–	–	–	–
Total segment assets		31,062	33,043	64,523	68,465

	Life and health		Primary insurance Property-casualty		Asset management		Consolidation		Total	
	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
	1,660	1,666	1,021	1,024	11	11	−2	−2	4,141	4,277
	2,473	2,501	91	94	60	58	−1	−1	3,892	3,753
	109	42	–	20	16	16	–	–	125	78
	556	559	3,216	3,132	94	99	−8,528	−8,529	1,198	1,168
	36,808	35,130	1,753	1,720	1	7	−1,656	−1,898	37,278	35,502
	174	192	6	8	–	–	–	–	180	200
	52,166	53,655	5,953	6,197	67	27	–	–	111,361	119,034
	851	380	330	302	–	–	–	–	2,012	1,280
	53,191	54,227	6,289	6,507	67	27	–	–	113,553	120,514
	284	278	19	18	–	–	−4,922	−4,886	6,943	8,206
	1,536	2,346	900	602	300	455	−329	−385	5,392	4,833
	94,848	95,041	12,268	12,073	522	646	−15,436	−15,699	168,056	173,976
	2,103	2,178	–	–	–	–	–	–	2,103	2,178
	6,670	6,612	1,622	1,489	–	–	−6,374	−6,263	4,982	5,626
	11,793	12,011	4,303	4,287	138	118	−1,971	−2,447	29,479	28,196
	2	2	–	1	–	–	–	–	2	3
	117,074	117,508	19,21[illegible]	18,873	671	775	−23,783	−24,411	208,761	214,253

Segment reporting

Segment equity and liabilities

				Reinsurance	
		Life and health		Property-casualty	
	€m	31.3.2008	31.12.2007	31.3.2008	31.12.2007
A. Subordinated liabilities		1,688	1,910	2,814	2,584
B. Gross technical provisions					
I. Unearned premiums		191	186	4,259	4,080
II. Provision for future policy benefits		13,366	14,668	652	748
III. Provision for outstanding claims		3,445	3,653	33,284	34,783
IV. Other technical provisions		859	850	294	274
Thereof: Provision for deferred premium refunds relating to disposal groups		–	–	–	–
		17,861	19,357	38,489	39,885
C. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		–	–	–	–
D. Other accrued liabilities		239	302	517	477
E. Other segment liabilities		4,199	5,182	7,593	8,004
Thereof: Other segment liabilities relating to disposal groups		–	–	–	–
Total segment liabilities		23,987	26,751	49,413	50,950

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
	2	–	391	393	–	–	–12	–10	4,883	4,877
	171	104	2,219	1,613	–	–	–354	–264	6,486	5,719
	84,942	83,958	321	310	–	–	–4,800	–4,749	94,481	94,935
	2,121	2,186	4,885	4,917	–	–	–955	–975	42,780	44,564
	8,522	9,554	118	122	–	–	–252	–264	9,541	10,536
	–116	–172	–	–	–	–	–	–	–116	–172
	95,756	95,802	7,543	6,962	–	–	–6,361	–6,252	153,288	155,754
	2,239	2,308	–	–	–	–	–	–	2,239	2,308
	802	767	1,267	1,287	42	44	–86	–84	2,781	2,793
	14,178	14,381	4,280	4,421	440	512	–8,877	–9,437	21,813	23,063
	5	1	–	–	19	19	–	–	24	20
	112,977	113,258	13,481	13,063	482	556	–15,336	–15,783	185,004	188,795
							Equity		23,757	25,458
							Total equity and liabilities		208,761	214,253

Segment reporting

Segment income statement (1.1.–31.3.2008)

	Reinsurance			
	Life and health		Property-casualty	
€m	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Gross premiums written	1,678	1,791	3,814	4,029
Thereof:				
From insurance transactions with other segments	195	184	260	369
From insurance transactions with external third parties	1,483	1,607	3,554	3,660
1. Earned premiums				
Gross	1,663	1,771	3,407	3,651
Ceded	74	46	156	174
Net	1,589	1,725	3,251	3,477
2. Investment result				
Investment income	650	498	1,879	1,253
Investment expenses	276	81	1,253	346
Total	374	417	626	907
Thereof: Income from associates	2	1	26	6
3. Other income	183	60	394	119
Total income (1–3)	2,146	2,202	4,271	4,503
4. Expenses for claims and benefits				
Gross	1,271	1,397	2,554	2,793
Ceded share	15	36	106	121
Net	1,256	1,361	2,448	2,672
5. Operating expenses				
Gross	407	477	968	950
Ceded share	22	1	26	72
Net	385	476	942	878
6. Other expenses	165	84	359	175
Total expenses (4–6)	1,806	1,921	3,749	3,725
7. Result before impairment losses of goodwill	340	281	522	778
8. Impairment losses of goodwill	–	–	–	–
9. Operating result	340	281	522	778
10. Finance costs	27	23	52	41
11. Taxes on income	11	86	186	111
12. Consolidated result	302	172	284	626
Thereof:				
Attributable to Munich Re equity holders	302	172	284	626
Attributable to minority interests	–	–	–	–

[1] Adjusted pursuant to IAS 8.

	Primary insurance				Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	Q1 2008	Q1 2007[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007[1]
	2,857	2,855	1,946	1,903	–	–	–451	–558	9,844	10,020
	1	1	–5	4	–	–	–451	–558	–	–
	2,856	2,854	1,951	1,899	–	–	–	–	9,844	10,020
	2,789	2,789	1,368	1,299	–	–	–357	–367	8,870	9,143
	227	226	223	270	–	–	–357	–367	323	349
	2,562	2,563	1,145	1,029	–	–	–	–	8,547	8,794
	1,835	2,063	205	321	24	27	–66	–177	4,527	3,985
	1,228	395	96	26	1	2	–14	–26	2,840	824
	607	1,668	109	295	23	25	–52	–151	1,687	3,161
	–3	4	4	1	18	9	–	–	47	21
	467	252	164	154	69	106	–228	–279	1,049	412
	3,636	4,483	1,418	1,478	92	131	–280	–430	11,283	12,367
	2,785	3,899	762	835	–	–	–279	–277	7,093	8,647
	148	169	119	152	–	–	–230	–252	158	226
	2,637	3,730	643	683	–	–	–49	–25	6,935	8,421
	439	424	438	439	–	–	–93	–95	2,159	2,195
	54	52	47	53	–	–	–98	–100	51	78
	385	372	391	386	–	–	5	5	2,108	2,117
	514	267	238	207	61	85	–248	–302	1,089	516
	3,536	4,369	1,272	1,276	61	85	–292	–322	10,132	11,054
	100	114	146	202	31	46	12	–108	1,151	1,313
	–	–	–	–	–	–	–	–	–	–
	100	114	146	202	31	46	12	–108	1,151	1,313
	–	–	6	6	1	1	–	–1	86	70
	42	58	35	2	5	11	1	1	280	269
	58	56	105	194	25	34	11	–108	785	974
	56	51	97	184	25	33	11	–108	775	958
	[illegible]	[illegible]	8	10	–	1	–	–	10	16

Segment reporting

Investments[1]

	Reinsurance		Primary insurance		Asset management		Total	
€m	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
Europe	38,110	42,820	98,990	99,324	437	559	137,537	142,703
North America	22,951	23,965	3,541	3,349	19	20	26,511	27,334
Asia and Australasia	2,891	2,944	1,694	1,632	30	30	4,615	4,606
Africa, Near and Middle East	562	684	95	40	–	–	657	724
Latin America	730	678	109	109	–	–	839	787
Total	65,244	71,091	104,429	104,454	486	609	170,159	176,154

[1] After elimination of intra-Group transactions across segments.

Gross premiums written[1]

	Reinsurance		Primary insurance		Total	
€m	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Europe	2,536	2,769	4,741	4,672	7,277	7,441
North America	1,481	1,561	25	22	1,506	1,583
Asia and Australasia	496	490	26	47	522	537
Africa, Near and Middle East	226	173	14	11	240	184
Latin America	298	274	1	1	299	275
Total	5,037	5,267	4,807	4,753	9,844	10,020

[1] After elimination of intra-Group reinsurance across segments.

Selected notes to the consolidated financial statements

Recognition and measurement

This quarterly report as at 31 March 2008 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs and IFRIC interpretations whose application is compulsory for the first time for periods beginning on 1 January 2008. These amendments do not have any material impact.

Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2007. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

Taxes on income in the Munich Re Group's quarterly financial statements are calculated in the same way as for the consolidated financial statements as at 31 December 2007, i.e. a direct tax calculation is made per quarterly result of the individual consolidated companies.

Changes in the consolidated group

As at 28 March 2008, we acquired 65% of the share capital of ERGO Daum Direct Auto Insurance Co., Seoul, for a price of €68.9m, which includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred, and was partially paid through a capital increase.

ERGO Daum Direct has an exceptional competitive position in the South Korean direct motor insurance market and is the country's second-largest motor insurer.

The company was consolidated for the first time in our financial statements as at the end of the first quarter 2008. No income or expenses have impacted the consolidated income statement so far. In the first quarter, the insurer recorded premium income of €42.0m. Owing to a one-off effect, the post-tax result achieved on this was –€12.2m. For the year as a whole, we expect a break-even result.

The opening balance sheet at the time of acquisition includes the following IFRS figures (amounts directly prior to the business combination): intangible assets of €26.4m (1.8m), investments of €112.2m (112.1m), a ceded share of technical provisions of €55.0m (52.1m), other assets of €49.7m (48.2m), gross technical provisions of €120.7m (116.0m) and other liabilities of €58.8m (52.1m).

In connection with the acquisition of the shareholding in ERGO Daum Direct Auto Insurance, goodwill of €26.3m and other intangible assets of €24.6m have been recognised. The goodwill and other intangible assets are based on our expectations regarding the group's profitability and growth potential, deriving in particular from the company's good reputation and brand, experienced management team, and integration in ERGO's international insurance network.

The following business combinations were effected after the balance sheet date:

On 3 April 2008, through its subsidiary Munich-American Holding Corporation, Wilmington, the Munich Re Group acquired 100% of the share capital of US primary insurer The Midland Company (Midland) based in Cincinnati, Ohio, for a total price of €863.3m. The purchase price includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred.

Via its wholly owned subsidiary American Modern Insurance Group, Midland is a leading US specialty insurer in niche segments such as insurance for manufactured housing, motorcycles, watercraft, snowmobiles and mobile homes and also credit life insurance.

Midland's provisional opening balance sheet at the time of acquisition includes the following IFRS figures (IFRS amounts directly prior to the business combination): intangible assets of €271.8m (35.2m), investments of €644.1m (644.1m), a ceded share of technical provisions of €89.5m (89.5m), receivables of €104.5m (104.5m), cash at banks, cheques and cash in hand of €131.1m (131.1m), deferred acquisition costs of €74.4m (74.4m), other assets of €64.9m (64.9m), subordinated liabilities of €15.4m (15.4m), gross technical provisions of €466.5m (466.5m), other provisions and liabilities of €176.5m (176.5m), and deferred taxes of €111.5m (26.8m).

In connection with the acquisition of Midland, goodwill of €253.1m and other intangible assets of €230.6m have been recognised. The goodwill is based mainly on the exploitation of additional future business potential and the use of the sales and insurance know-how and the capital strength of the Munich Re Group. In addition, we expect cost savings from economies of scale.

On 1 April 2008, through its subsidiary Munich-American Holding Corporation, Wilmington, the Munich Re Group acquired 100% of the share capital of Sterling Life Insurance Company (Sterling) and Olympic Health Management Systems, Inc. (Olympic) – both based in Bellingham, Washington State – at a total price of €229.6m. The purchase price includes all the incidental acquisition expenses and other charges, such as fees for consulting services and taxes incurred.

Sterling is a leading provider of health insurance benefits for seniors in the USA. The additionally acquired service company Olympic offers administrative and management services for insurers. Olympic's operations currently focus on managing Sterling's business operations.

The closing balances of Sterling and Olympic were not yet available when these quarterly financial statements were prepared, so the disclosures for the figures recognised at the time of acquisition and their IFRS carrying amounts determined directly prior to the business combination are provisional.

The combined opening balance sheet of Sterling and Olympic at the time of acquisition, after elimination of their reciprocal business, includes the following provisional IFRS figures (IFRS amounts directly prior to the business combination): intangible assets of €74.4m (0.6m), investments of €95.9m (95.9m), a ceded share of technical provisions of €2.3m (2.3m), cash at banks, cheques and cash in hand of €92.4m (92.4m), receivables, deferred tax assets and other assets of €25.0m (25.0m), gross technical provisions of €74.1m (74.1m), other provisions and liabilities of €24.7m (24.7m), and deferred taxes of €25.8m (–).

In connection with the acquisition of the two companies, goodwill of €64.2m and other intangible assets of €73.8m have been recognised. The goodwill is based mainly on the exploitation of additional future business potential and the use of the sales, marketing and insurance know-how of the Munich Re Group.

On 30 April 2008, through its subsidiary Munich Re Holding Company (UK) Ltd., the Munich Re Group acquired 100% of the shares in the holding company The Roanoke Companies, Inc. (TRC), Schaumburg/Chicago (Illinois) at a price of €33.8m. The purchase price includes a two-year earn-out agreement with the seller, estimated at €4.5m, as well as incidental acquisition expenses, other costs such as consulting services and taxes incurred. TRC owns Roanoke Trade Services, Inc. and Roanoke Real Estate Holdings, Inc. The TRC Group operates as a major marine insurance underwriting agency and broker in the USA (licensed in 50 states).

The TRC Group's opening balance sheet at the time of acquisition included the following figures: intangible assets of €3.0m, other assets of €18.7m, and other liabilities of €13.2m. The figures were taken from TRC's interim balance sheet as at 31 March 2008 and are therefore provisional. For reasons of materiality, no IFRS financial statements were prepared. The calculation of the disclosures stipulated under IFRS 3.67(f) was impracticable, requiring an unreasonable amount of extra work.

In connection with the acquisition of the shareholding in TRC, other intangible assets of €38.7m and deferred tax liabilities of €13.4m have been recognised.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rate

	Balance sheet		Income statement	
Rate for €1	31.3.2008	31.12.2007	Q1 2008	Q1 2007
Australian dollar	1.73585	1.66515	1.65661	1.66693
Canadian dollar	1.62585	1.44300	1.50544	1.53558
Pound sterling	0.79725	0.73445	0.75742	0.67059
Rand	12.87690	9.99215	11.30410	9.48893
Swiss franc	1.56725	1.65525	1.60073	1.61619
US dollar	1.58455	1.46205	1.49863	1.31062
Yen	157.7180	163.3330	157.7030	156.4280

Notes to the consolidated balance sheet

The main items of the consolidated balance sheet are made up as follows:

Intangible assets

€m	31.3.2008	31.12.2007
I. Goodwill	3,063	3,135
II. Other intangible assets	1,078	1,142
Thereof:		
Software	303	348
Purchased insurance portfolios	521	537
Other	254	257
Total	**4,141**	**4,277**

Other securities – Available for sale

	Carrying amounts		Unrealised gains/losses		Amortised cost	
€m	31.3.2008	31.12.2007	31.3.2008	31.12.2007	31.3.2008	31.12.2007
Fixed-interest securities	91,432	94,585	669	−3	90,763	94,588
Non-fixed-interest securities						
Shares	17,734	22,071	3,856	6,308	13,878	15,763
Investment funds	1,573	1,768	187	305	1,386	1,463
Others	622	610	57	70	565	540
	19,929	24,449	4,100	6,683	15,829	17,766
Total	**111,361**	**119,034**	**4,769**	**6,680**	**106,592**	**112,354**

Numbers of shares in circulation and number of own shares held

Number of shares	31.3.2008	31.12.2007
Number of shares in circulation	204,419,711	207,824,071
Number of own shares held	13,468,959	10,064,599
Total	**217,888,670**	**217,888,670**

The number of own shares held contains 11,484,866 shares acquired in the share buy-back programme decided on by the Board of Management on 4 May 2007. These shares were retired on 9 April 2008.

Minority interests

€m	31.3.2008	31.12.2007
Unrealised gains and losses	18	28
Consolidated result	10	77
Other equity	484	396
Total	**512**	**501**

These are mainly minority interests in the ERGO Insurance Group.

Subordinated liabilities

€m	31.3.2008	31.12.2007
Munich Reinsurance Company, Munich, 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A	2,980	2,980
Munich Reinsurance Company, Munich, 7.625%, £300m, Bonds 2003/2028 S&P rating: A	373	405
Munich Reinsurance Company, Munich, until 2017 5.767%, thereafter variable, €1,500m, Bonds 2007/perpetual S&P rating: A	1,530	1,492
Total	**4,883**	**4,877**

Bonds and notes issued

€m	31.3.2008	31.12.2007
Munich Re America Corporation, Princeton, 7.45%, US$ 500m, Senior notes 1996/2026 S&P rating: A–	315	341
Total	**315**	**341**

Notes to the consolidated income statement

The main items of the consolidated income statement are made up as follows:

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Gross premiums written	1,483	1,607	3,554	3,660	2,856	2,854	1,951	1,899	9,844	10,020
Change in unearned premiums Gross	14	23	314	183	67	66	579	605	974	877
Gross earned premiums	**1,469**	**1,584**	**3,240**	**3,477**	**2,789**	**2,788**	**1,372**	**1,294**	**8,870**	**9,143**
Ceded premiums written	73	45	190	91	33	36	110	136	406	308
Change in unearned premiums Ceded share	–	–1	34	–83	–	–	49	43	83	–41
Earned premiums Ceded	**73**	**46**	**156**	**174**	**33**	**36**	**61**	**93**	**323**	**349**
Net earned premiums	**1,396**	**1,538**	**3,084**	**3,303**	**2,756**	**2,752**	**1,311**	**1,201**	**8,547**	**8,794**

[1] After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Land and buildings, including buildings on third-party land	–3	46	–11	198	20	321	2	21	1	–	9	586
Investments in affiliated companies	–	–	–	–	–2	–2	–	1	–	–	–2	–1
Investments in associates	1	1	27	7	–3	3	4	1	18	9	47	21
Loans	1	1	2	3	382	309	18	14	–1	–	402	327
Other securities held to maturity	–	–	–	–	2	3	–	–	–	–	2	3
Other securities available for sale												
Fixed-interest	252	154	463	287	523	485	65	48	1	1	1,304	975
Non-fixed-interest	–164	89	–725	410	–554	688	44	108	–	–	–1,399	1,295
Other securities held for trading												
Fixed-interest	–	–	10	2	1	–1	5	5	–	–	16	6
Non-fixed-interest	–	–	–	–	–	–	–	–	–	–	–	–
Derivatives	189	–4	855	–17	461	–83	13	–2	–	–	1,518	–106
Deposits retained on assumed reinsurance, and other investments	47	105	15	15	–1	–6	9	2	2	10	72	126
Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–	–193	15	–	–	–	–	–193	15
Expenses for the management of investments, other expenses	7	7	31	28	46	45	6	6	–1	–	89	86
Total	316	385	605	877	590	1,687	154	192	22	20	1,687	3,161

[1] After elimination of intra-Group transactions across segments.

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Regular income	273	293	375	443	1,003	970	96	99	23	22	1,770	1,827
Income from write-ups	130	14	561	66	464	15	4	1	–	–	1,159	96
Gains on the disposal of investments	187	157	918	708	339	1,058	148	116	–	–	1,592	2,039
Other income	–	–	–	–	6	23	–	–	–	–	6	23
Total	590	464	1,854	1,217	1,812	2,066	248	216	23	22	4,527	3,985

[1] After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Write-downs of investments	169	26	791	117	634	190	57	8	1	1	1,652	342
Losses on the disposal of investments	95	44	411	184	314	111	30	9	–	–	850	348
Management expenses, interest charges and other expenses	10	9	47	39	274	78	7	7	–	1	338	134
Total	274	79	1,249	340	1,222	379	94	24	1	2	2,840	824

[1] After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007[2]	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Gross										
Claims and benefits paid	959	1,066	2,194	2,218	2,485	2,651	762	751	6,400	6,686
Change in technical provisions										
Provision for future policy benefits	139	61	21	10	387	776	9	10	556	857
Provision for outstanding claims	–17	80	227	448	–65	–312	–12	65	133	281
Provision for premium refunds	–	–	2	–2	–34	749	4	5	–28	752
Other technical result	11	1	5	2	13	64	3	4	32	71
Gross expenses for claims and benefits	1,092	1,208	2,449	2,676	2,786	3,928	766	835	7,093	8,647
Ceded share										
Claims and benefits paid	42	151	475	457	21	22	33	73	571	703
Change in technical provisions										
Provision for future policy benefits	–22	–3	–	–	15	28	–	–	–7	25
Provision for outstanding claims	–2	–108	–362	–333	–	–	–16	–39	–380	–480
Provision for premium refunds	–	–	–	–	–	–	–	–	–	–
Other technical result	–3	–4	–6	–3	–17	–15	–	–	–26	–22
Expenses for claims and benefits – Ceded share	15	36	107	121	19	35	17	34	158	226
Net										
Claims and benefits paid	917	915	1,719	1,761	2,464	2,629	729	678	5,829	5,983
Change in technical provisions										
Provision for future policy benefits	161	64	21	10	372	748	9	10	563	832
Provision for outstanding claims	–15	188	589	781	–65	–312	4	104	513	761
Provision for premium refunds	–	–	2	–2	–34	749	4	5	–28	752
Other technical result	14	5	11	5	30	79	3	4	58	93
Net expenses for claims and benefits	1,077	1,172	2,342	2,555	2,767	3,893	749	801	6,935	8,421

[1] After elimination of intra-Group transactions across segments.
[2] Adjusted pursuant to IAS 8.

Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
€m[1]	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Acquisition costs	–12	14	–22	–43	331	305	259	271	556	547
Management expenses	58	53	170	181	104	110	177	170	509	514
Amortisation of acquired insurance portfolios	1	–1	–	–	5	5	–	–	6	4
Reinsurance commission and profit commission	309	366	768	757	3	5	8	2	1,088	1,130
Gross operating expenses	**356**	**432**	**916**	**895**	**443**	**425**	**444**	**443**	**2,159**	**2,195**
Ceded share of acquisition costs	6	2	–	19	–1	–1	–2	–	3	20
Commission received on ceded business	16	–1	26	53	5	5	1	1	48	58
Operating expenses – Ceded share	**22**	**1**	**26**	**72**	**4**	**4**	**–1**	**1**	**51**	**78**
Net operating expenses	**334**	**431**	**890**	**823**	**439**	**421**	**445**	**442**	**2,108**	**2,117**

[1] After elimination of intra-Group transactions across segments.

The main changes in premiums in the consolidated balance sheet and the consolidated income statement in relation to the comparative figures shown, as well as their development in the period under review, are explained in more detail in the management report on page 4.

Non-current assets and disposal groups held for sale

The property portfolio of HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH was classified in disposal groups in the second quarter of 2007; the carrying amount of this property remains unchanged at the reporting date. We are currently proceeding on the assumption that the sales contract will be concluded in the second quarter of 2008.

In the case of the hotels with a book value of €55m first classified in disposal groups as "held for sale" in the third quarter of 2007, we continue to expect ownership to be transferred in the first half of 2008. Subsequent valuation of these assets at the reporting date did not give rise to any recognised income or expense.

In addition, part of the investment property first classified as "held for sale" in the first quarter of 2007 is still recognised in the consolidated balance sheet at the reporting date with a carrying amount of €6m. Here, too, we expect ownership to be transferred in the first half of 2008. Subsequent valuation of these assets at the reporting date did not give rise to any recognised income or expense either.

Besides this, we decided in the fourth quarter of 2007 to sell our stake in MPE Hotel I L.L.C., New York. Subsequent valuation of this disposal group at the reporting date gave rise to a write-down of €3m (our share of loss). We still expect to sell the shareholding in the financial year 2008.

Ownership of the minority holding in the US company Health Dialog Corporation classified as "held for sale" in the fourth quarter of 2007 was transferred in the first quarter of 2008. This shareholding, with a carrying amount of €34m, is therefore no longer recognised at the reporting date.

At the beginning of the first quarter of 2008, the Munich Re Group decided to sell a portfolio of six items of foreign investment property (land and buildings) from an iii-investments special fund. The assets concerned, and the share of the provision for deferred premium refunds and the deferred taxes apportionable to them, have been classified in disposal groups as "held for sale". Subsequent valuation of this disposal group at the reporting date gave rise to an impairment of €19m. The property is recognised in the consolidated balance sheet with a carrying amount of €49m at the reporting date. Ownership of the items was transferred in April 2008.

Related parties

Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

There were no notifiable transactions between Board members and the Munich Re Group.

Number of staff

The number of staff employed by the Group as at 31 March 2008 totalled 25,620 (25,565) in Germany and 13,659 (13,069) in other countries.

Number of staff

	31.3.2008	31.12.2007
Reinsurance companies	7,387	7,372
Primary insurance companies	31,082	30,460
Asset management	810	802
Total	39,279	38,634

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2007, financial commitments of significance for the assessment of the Group's financial position show two main changes: an increase of €75m in investment commitments and an increase of €165m in other financial commitments. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

Earnings per share

		Q1 2008	Q1 2007[1]
Consolidated result attributable to Munich Re equity holders	€m	775	958
Weighted average number of shares		204,688,259	221,670,847
Earnings per share	€	3.79	4.32

[1] Adjusted pursuant to IAS 8.

The put options sold by Munich Reinsurance Company only have an insignificant diluting effect on earnings per share.

Events after the balance sheet date

On 2 May 2008, with a view to developing business in the Indian life insurance market, ERGO agreed with the Delhi-based HERO Group to set up a joint venture, HERO ERGO Life Insurance Company Ltd. based in Mumbai, in which ERGO will have a 26% stake. HERO ERGO Life Insurance Company is aiming to write life primary insurance policies in India as from 2009. ERGO is paying around €20m for its share.

The business combinations effected after the balance sheet date are described in the section "Changes in the consoidated group".

Drawn up in Munich, 5 May 2008

The Board of Management

Review report

To Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, the income statement, the condensed cash flow statement, the condensed statement of changes in equity as well as the selected explanatory notes – and the interim management report of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, for the period from 1 January 2008 to 31 March 2008, which are parts of the quarterly financial report in accordance with Section 37x para. 3 of the WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and of the interim management report, which has been prepared according to the applicable regulations for interim management reports of the WpHG, are the responsibility of the Company's management.

Our responsibility is to issue a report on these condensed interim consolidated financial statements and the interim management report based on our review.

We have performed our review of the condensed interim consolidated financial statements and the interim management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can, through critical evaluation, preclude, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the WpHG. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations for interim management reports of the WpHG.

Munich, 8 May 2008
KPMG Bayerische Treuhandgesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Klaus Becker	Martin Berger
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Important dates 2008/2009

2008	
6 August 2008	Interim report as at 30 June 2008
6 August 2008	Half-year press conference
7 November 2008	Interim report as at 30 September 2008

2009	
26 February 2009	Balance sheet press conference for 2008 financial statements (preliminary figures)
22 April 2009	Annual General Meeting
23 April 2009	Dividend payment
6 May 2009	Interim report as at 31 March 2009
4 August 2009	Interim report as at 30 June 2009
4 August 2009	Half-year press conference
5 November 2009	Interim report as at 30 September 2009

© May 2008
Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
www.munichre.com

Responsible for content
Group Accounting

Editorial deadline: 5 May 2008

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstr. 12
82024 Taufkirchen
Germany

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10
(Note for callers from Germany: 6 cents per call from a German fixed network, with varying prices from German mobile phone networks)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rück
Munich Re Group

RECEIVED
2009 JUN 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dividend Notice 2008

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

— ISIN DE0008430026 (WKN 843 002) —

Dividend Notice

The Annual General Meeting of Münchener Rückversicherungs-Gesellschaft on 17 April 2008 voted for a dividend of €5.50 per share to be paid on each share entitled to dividend.

Payment of the dividend, which will be subject to deduction of 20% German withholding tax and 5.5% solidarity surcharge on the tax withheld (a total of 21.1%), will be made as from 18 April 2008 as follows:

— For registered shares held in joint custody in the German giro transfer system, the dividend will be paid via Clearstream Banking AG, Frankfurt am Main, to the shareholders' banks, which will credit the relevant amounts to the shareholders' accounts.

— Payment for shares still held in certificated form will be made against submission of Dividend Coupon No. 11 to the following paying agent:

Bayerische Hypo- und Vereinsbank AG
with all of its branches

Shareholders subject to taxation in Germany can offset the tax withheld against assessed tax in their assessment for German income tax or corporation tax. The solidarity surcharge withheld can be offset against the assessed solidarity surcharge. No imputation tax credit is involved in the dividend payment.

Withholding tax and solidarity surcharge will not be withheld in the case of shareholders liable to German taxation who have given their bank a "Nichtveranlagungsbescheinigung" (certificate from the German tax authorities that they are not subject to an assessment procedure). The same applies to such shareholders who have submitted a "Freistellungsauftrag" with sufficient exemption volume (German application for exemption from withholding tax).

For shareholders subject to tax assessment in Germany, the dividend will be taxable in accordance with the provisions of German corporation and income tax law (half-income method).

For foreign shareholders, the withholding tax and the solidarity surcharge withheld may be reduced pursuant to the existing agreements for the avoidance of double taxation between the Federal Republic of Germany and the respective foreign country. The application for a refund of withholding tax must be submitted to the Bundeszentralamt für Steuern, 53225 Bonn, Germany, no later than 31 December 2012.

Munich, April 2008

The Board of Management

>> Back to AGM overview

RECEIVED
2009 JUN 25 A 9:41

Notifications relating to holding of voting rights 2008

Here is a list and brief summary of the Notifications relating held to date

Dates	Notification relating
21 May 2008	**Release of an announcement according to Section 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 13 May 2008 and totalled 1.44% (2,973,925 voting rights). Of these, 0.15% (305,662 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 21 May 2008

The Board of Management

5 May 2008 — Release of an announcement according to Section 21 WpHG [German Securities Trading Act]

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had exceeded the threshold of 3% on 25 April 2008 and totalled 3.90% (8,047,572 voting rights). Of these, 0.11% (222,104 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 5 May 2008

The Board of Management

2 May 2008 — Release of an announcement according to Section 21 WpHG [German Securities Trading Act]

WKN 843002
ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 15 April 2008 and totalled 2.60% (5,360,448 voting rights). Of these, 0.10% (213,076 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 2 May 2008

The Board of Management

22 April 2008 — Release of an announcement according to Section 21 WpHG [German Securities Trading Act]

WKN 843002

ISIN DE0008430026

UBS AG, Zurich, Switzerland, informed us on 18 April 2008 in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had exceeded the threshold of 3% on 14 April 2008 and totalled 4.25% (8,762,090 voting rights). Of these, 0.14% (286,325 voting rights) are attributable to UBS AG in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG.

Munich, 22 April 2008

The Board of Management

10 April 2008 **Release of an announcement according to Section 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

On 8 April 2008, Barclays Global Investors UK Holdings Limited, London, England, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had exceeded the threshold of 3% on 2 April 2008 and totalled 3.01% (this corresponds to 6,551,174 voting rights).

Barclays Global Investors UK Holdings Limited was attributed these 3.01% of the voting rights in our company pursuant to Section 22, para. 1 sent. 1 item 6 WpHG in connection with Section 22, para. 1 sent. 2 WpHG.

Munich, 10 April 2008

The Board of Management

10 April 2008 **Release of a Voting rights announcement according to Section 26 para. 1 sentence 2 WpHG [German Securities Trading Act] (Own shares)**

WKN 843002
ISIN DE0008430026

On 9 April 2008, Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen, Munich, Germany, had fallen below the threshold of 5% in own shares and as of this date held 0.7541% (this corresponds to 1,556,582 shares). Of these shares, 0.7540% (this corresponds to 1,556,358 shares) are held through a person acting in his own name but on behalf of Muenchener Rueckversicherungs-Gesellschaft Aktiengesellschaft in Muenchen.

Munich, 10 April 2008

The Board of Management

3 March 2008 **Release of an announcement according to Section 21 WpHG [German Securities Trading Act]**

WKN 843002
ISIN DE0008430026

On 29 February 2008, Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its share of the voting rights in our company had fallen below the threshold of 3% on 27 February 2008 and totalled 1.9087% on that date (this corresponds to 4,158,742 voting rights). 1.9041% of these voting rights (this corresponds to 4,148,727 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.0046% (this corresponds to 10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
WKN 843002
ISIN DE0008430026

Announcement pursuant to Section 30b para. 1 sentence 1 item 2 of the German Securities Trading Act (WpHG) regarding the retirement of shares

The Annual General Meeting of Münchener Rückversicherungs-Gesellschaft on 26 April 2007 authorised the Board of Management pursuant to Section 71 para.1 item 8 of the German Stock Corporation Act (AktG) to retire the shares repurchased without requiring further approval from the Annual General Meeting. The authorisation includes retirement of the shares in a simplified process without reducing the share capital by increasing the proportion of the remaining shares in the share capital.

On 9 April 2008, the Board of Management of Münchener Rückversicherungs-Gesellschaft made use of this authorisation and resolved to retire 11,484,866 own shares in a simplified process, without reducing the share capital but by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares pursuant to Section 71 para. 1 item 8 sentence 6 of the Geman Stock Corporation Act (AktG) in connection with Section 237 para. 3 item 3 of the German Stock Corporation Act (AktG). The 11,484,866 own shares are thereby retired.

The share capital of the Company remains unchanged at 587,725,396.48 euros. It now consists of 206,403,804 no-par-value shares.

The Board of Management

Munich, April 2008

Articles of Association
05/2008

Münchener Rück
Munich Re Group

Section I General conditions

Article 1

(1) The Company has been registered under the name of
"Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München"
(Munich Reinsurance Company
Joint-Stock Company in Munich).

(2) Its seat is in Munich.

(3) The object of the Company is the provision of reinsurance in all classes of business.

The Company may establish branches in Germany or other countries, may form, acquire or participate in companies of all types, may manage companies or restrict itself to managing the participations. It is entitled to carry out all transactions and measures that appear suited to serving the object of the Company.

Article 2

(1) Announcements by the Company shall be published in the electronic Bundesanzeiger (German Federal Gazette). If under legal requirements it is necessary for the Company to publish announcements in an information medium other than the electronic Bundesanzeiger (German Federal Gazette), this information medium shall be used instead of the electronic Bundesanzeiger (Germany Federal Gazette).

(2) The Company shall be entitled to submit to registered shareholders, subject to their approval, information by way of remote data transmission.

Section II Share capital and shares

Article 3

(1) The share capital of the Company amounts to 587,725,396.48 euros. It is divided into 206,403,804 no-par-value shares.

(2) The shares are registered shares. Transfer to a new acquirer may be effected only with the approval and at the discretion of the Company. The Company shall not be obliged to state reasons for declining the transfer. The Company's approval is not required for the transfer of shares converted from bearer shares into unrestrictedly transferable registered shares by resolution of the General Meeting on 22 July 1999.

(3) In the event of an increase in share capital, the date on which the new shares become entitled to dividend may differ from the date of the capital contribution.

Article 4

(1) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 25 May 2009 in one or more stages by an amount of up to 280 million euros by issuing new registered no-par-value shares against cash or non-cash contribution (Authorised Capital Increase 2004).

In the case of capital increases against cash contribution, shareholders shall be granted a subscription right. However, the Board of Management shall be entitled, with the consent of the Supervisory Board, to exclude fractional amounts from such subscription rights and insofar as this is necessary to grant the bearers of warrants or convertible bonds or bonds with warrants, issued by the Company or by one of its dependent Group companies, pre-emptive rights to the

extent to which they would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied. The Board of Management shall also be entitled, with the consent of the Supervisory Board, to exclude subscription rights if the issue price of the new shares is not significantly lower than the stock market price and the shares issued with exclusion of the shareholders' subscription rights pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act do not exceed a total of 10% of the share capital either at the time this authorisation becomes effective or at the time it is exercised. This maximum limit shall include shares sold or issued, or to be issued, during the term of this authorisation on the basis of other authorisations with exclusion of subscription rights, directly or indirectly pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act.

In addition, the Board of Management shall be authorised, with the consent of the Supervisory Board, to exclude the shareholders' subscription rights in the case of capital increases against non-cash contribution.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

(2) The Board of Management shall be authorised, with the consent of the Supervisory Board, to increase the Company's share capital at any time up to 18 April 2011 by an amount of up to 5 million euros by issuing new registered no-par-value shares against cash contribution (Authorised Capital Increase 2006). The authorisation may be exercised in part amounts. The subscription right of shareholders shall be

excluded to allow the shares to be issued to employees of the Company and its affiliated companies.

The Board of Management shall also be authorised, with the consent of the Supervisory Board, to determine all other rights of the shares and the terms of issue.

(3) A contingent increase in the share capital by an amount of 35 million euros, consisting of registered shares, has been authorised. This increase in the share capital shall be carried out only to the extent that bearers of warrants attached to shares issued from capital authorised for this purpose, on the basis of the authorisation granted to the Board of Management on 11 June 2003, exercise these warrants. The new shares shall be entitled to dividend from the beginning of the business year in which they come into being through the exercise of warrants. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2003 I).

(4) A contingent increase in the share capital by a further amount of up to 100 million euros, consisting of registered no-par-value shares entitled to dividend from the beginning of the business year in which they are issued, has been authorised. This contingent capital increase is for granting shares to the holders or creditors of convertible bonds or bonds with warrants issued by the Company or by a dependent Group company up to 27 April 2010 under the authorisation of the Annual General Meeting of 28 April 2005, insofar as the issue is against cash payment. The increase in the share capital shall be carried out only to the

extent that warrants or conversion rights from the bonds are exercised or conversion requirements from such bonds are satisfied. The Board of Management shall be authorised to decide on the further details of the contingent capital increase (Contingent Capital Increase 2005).

(5) Article 3 para. 3 applies here accordingly.

Article 4 a

Every shareholder may request to have his or her unrestrictedly transferable registered shares converted into restrictedly transferable registered shares. The Company may limit the exercise of this right to individual periods within the business year by means of appropriate notification. The costs of conversion shall be borne by the Company.

Article 5

(1) The right of shareholders to have share certificates issued for their shares is excluded. The Company may issue certificates for individual shares (single share certificates) or for more than one share (multiple share certificates). The form of share certificates and of dividend and renewal coupons shall be determined by the Board of Management.

(2) Coupons and renewal certificates (talons) shall be made out to the bearer.

Section III Constitution

A. General Meeting

Article 6

(1) The Annual General Meeting shall be held at the registered seat of the Company, at a venue within a radius of 50 km of said seat or in another German city with a population of more than 100,000 inhabitants, the choice of venue being at the discretion of the Board of Management.

(2) Every shareholder may attend the General Meeting in person or be represented by a proxy provided that he or she

1. has given notice of his or her intention to participate to the Board of Management of the Company not later than the last day of the legal notification period, unless the Board of Management has stipulated a later closing date for notification, and

2. is entered in the Company's register of shareholders for the submitted shares.

The closing date for notifying the Company of the intention to participate shall be announced when the invitation to the General Meeting is published in the Company's publications. In the invitation to the General Meeting the shareholders may also be required to furnish a list of their share numbers. If the last day of the period for giving notice of intention to participate falls on a Sunday, on a recognised public holiday at the seat of the Company or on a Saturday, the preceding working day shall apply instead. Saturday shall not be deemed a working day within the meaning of this provision.

(3) Each shareholder who has fulfilled the conditions of para. 2 shall receive an

admission card, which must be brought to the General Meeting.

Article 7

Voting rights may be exercised by proxy. The proxy may be given in writing, by fax, electronically, or in another form, details of which shall be specified by the Company in each case. The individual information necessary for granting these proxies shall be sent together with the invitation to the General Meeting.

Article 8

(1) The Chair at the General Meeting shall be taken by the Chairman of the Supervisory Board. In the event that he is unable to attend or is unwilling to chair the Meeting, the Chair shall be taken by another member of the Supervisory Board duly determined by the Chairman of the Supervisory Board, or – in the absence of such an appointment – by the member elected by the members of the Supervisory Board of shareholders in accordance with Section 27 para. 3 of the German Co-Determination Act. If none of these persons are able to attend or are willing to chair the Meeting, the Chair shall be elected by those members of the Supervisory Board of shareholders present.

(2) The Chairman of the Meeting shall be responsible for conducting proceedings. He shall determine the order of speakers. As regards the right of shareholders to speak and submit questions, he may also reasonably limit the time shareholders have to do so; he may in particular at the start or in the course of the General Meeting reasonably set time limits on the Meeting's proceedings, on the discussion of items on the agenda or on individual contributions (questions or comments). When determining the time to be allocated to individual contributions (questions or comments), the Chairman of the Meeting may distinguish

between first and repeated requests to address the meeting and also according to other material criteria.

The Chairman of the Meeting shall determine voting procedure. He may determine an order of items on the agenda which differs from that given in the invitation to the Meeting.

(3) If announced in the invitation to the General Meeting, the Chairman of the Meeting may permit audio-visual transmission of the General Meeting in a form to be specified by him in more detail.

Article 9

One vote shall be attached to each share.

B. Supervisory Board

Article 10

(1) The Supervisory Board shall consist of 20 members, 10 of whom shall be elected by the shareholders and 10 by the employees.

(2) Their term of office shall end on the date of the ordinary General Meeting which resolves whether to approve the actions of the Supervisory Board during the fourth business year after the commencement of their term of office, not counting the business year in which the term commences. When electing members to represent the shareholders, the General Meeting may decide that their term of office shall be shorter.

(3) The members and substitute members of the Supervisory Board may resign from the Board at any time by giving written notification to the Board of Management.

Article 11

Should a member of the Supervisory Board not serve his or her full term of office and not be replaced by a substitute member, a new member shall be elected only for the remainder of the term of office of such member.

Article 12

The Supervisory Board shall elect a Chairman and one or more Deputy Chairmen from amongst its members for the duration of their term of office on the Supervisory Board.

Article 13

Once the Chairman of the Supervisory Board has been elected, a meeting of the Supervisory Board shall be quorate if all its members have been invited to the meeting or called upon to vote and if 10 members including the Chairman or alternatively 15 members participate in the vote.

Article 14

The Supervisory Board shall be empowered to make amendments to the Articles of Association, provided that such amendments affect only the formulation.

Article 15

(1) Each member of the Supervisory Board shall receive an annual remuneration of 50,000 euros. The Chairman of the Supervisory Board shall be entitled to two-and-a-half times, and the Deputy Chairman to one-and-a-half times, this remuneration.

(2) In addition, each member of the Supervisory Board shall receive
a) result-related annual remuneration. This shall amount to 4,000 euros for each full euro by which earnings per share exceed 12 euros in the financial year for which the remuneration is paid ("remuneration year"), but to a maximum of 40,000 euros.

b) result-related annual remuneration with long-term incentivisation of 10,000 euros. This shall be paid out if earnings per share in the remuneration year exceed earnings per share in the third financial year preceding the remuneration year by at least 30%.

The Chairman of the Supervisory Board shall be entitled to two-and-a-half times, and the Deputy Chairman to one-and-a-half times, these amounts. The basis for calculating the result-related remuneration shall be the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs).

(3) Each member of a committee shall receive an additional amount equivalent to 50%, and the chairman of a committee an additional amount equivalent to 100%, of the remuneration provided for under para. 1 sentence 1. This shall not apply to the chairman and members of the Conference Committee set up in accordance with Section 27 para. 3 of the German Co-Determination Act and the Nomination Committee.

(4) The members of the Audit Committee and the Nomination Committee shall receive an attendance fee of 2,000 euros for each meeting of the Committee they attend. For members of the Audit Committee, this shall apply only if the meeting of this committee does not take place on the same day as a Supervisory Board meeting.

(5) The total annual remuneration of members of the Supervisory Board in accordance with paras. 1 to 4 shall be limited to three times the amount payable under para. 1.

(6) The Company shall reimburse the members of the Supervisory Board for their expenses and for turnover taxes.

(7) Supervisory Board members who have only served on the Supervisory Board or one of its committees for part of the financial year or of the three-year assessment period for remuneration in accordance with para. 2b) shall be remunerated on a pro rata basis. For the calculation of long-term remuneration pursuant to para. 2b) membership on the Supervisory Board of at least six months in the respective financial year shall be deemed as membership during the full financial year.

(8) These provisions shall apply for the first time to the remuneration payable for the financial year 2009. The provisions relating to the Nomination Committee shall apply for the first time to the financial year 2008.

C. Board of Management

Article 16

The Board of Management shall consist of at least two persons; if there are to be more than two, the Supervisory Board shall decide how many members the Board of Management is to have.

Article 17

Any two members of the Board of Management, or one member jointly with an employee vested with full commercial power of attorney, shall be entitled to represent the Company. The Supervisory Board may, however, authorise any individual member of the Board of Management to represent the Company alone.

Section IV	**Balance sheet, appropriation of profits**
Article 18	The business year shall be the calendar year.
Article 19	When the Board of Management and the Supervisory Board are adopting the annual accounts, they may transfer more than half the profit for the year to the other revenue reserves, up to an amount equivalent to half the share capital.
Article 20	The balance sheet profit shall be at the disposal of the General Meeting, which shall determine the dividend to be paid to the shareholders. The General Meeting may decide that the distribution may be a dividend in kind instead of, or in addition to, a cash dividend.

This version contains all amendments to the Articles of Association that have become effective by May 2008.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München

(Munich Reinsurance Company
Joint-Stock Company in Munich)

Königinstrasse 107, 80802 München, Germany
E-mail: info@munichre.com
http://www.munichre.com

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